Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the 2022 annual general meeting of shareholders of InflaRx N.V. (the "Company") to be held on April 28, 2022 at 9:00 hours Amsterdam time (CEST) at Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701, Schiphol, 1118 BN, Schiphol, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of Dutch statutory board report for the fiscal year ended December 31, 2021 (discussion item)

3.	Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2021 (voting item)

4.	Discussion of the Company's dividend and reservation policy (discussion item)

5.	Instruction to Ernst & Young Accountants LLP for the external audit of the Company's statutory annual accounts for the financial year 2022 (voting item)

6.	Release from liability for the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2021 (voting item)

7.	Re-appointment of Prof. Niels Riedemann as executive director of the Company (voting item)

8.	Re-appointment of Prof. Renfeng Guo as executive director of the Company (voting item)

9.	Re-appointment of Mr. Nicolas Fulpius as non-executive director of the Company (voting item)

10.	Re-appointment of Mr. Richard Brudnick as non-executive director of the Company (voting item)

11.	Extension of authorization for the Company's board of directors (the "Board") to issue shares and grant rights to subscribe for shares (voting item)

12.	Extension of authorization for the Board to limit and exclude pre-emption rights (voting item)

13.	Extension of authorization for the Board to acquire shares and depository receipts for shares in the Company's capital (voting item)

14.	Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.

The record date for the AGM is March 31, 2022 (the "Record Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the "Registers") may attend and, if relevant, vote at the AGM ("Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the "Beneficial Owners") on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM (an "Attendance Notice") no later than 6:00 a.m. CEST on the fourth day prior to the AGM (the "Cut-off Date"). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.

Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Date and present a copy of their proxy upon entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.inflarx.com).

The Company highly recommends shareholders to vote by proxy. The Company is closely following the continued development of the global pandemic and will observe local and AGM-location-specific restrictions (if any) in this regard. Depending on the number of shareholders who register to attend the meeting in person, we might make use of the flexibility provided under temporary legislation under Dutch law (if still applicable at that time) to switch to a virtual meeting, held solely by means of remote communication, in order to protect the health and safety of our shareholders, our directors and others involved in the meeting. We will make that decision no later than 48 hours before the meeting starts. Updates in this regard will be posted on our corporate website (and announced in a Dutch newspaper with national distribution, as applicable) if arrangements in relation to the AGM change.

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

InflaRx N.V.
c/o Mr. Christian Schmid
Fraunhoferstr. 22
82152 Planegg/Martinsried
Germany
(christian.schmid@inflarx.de)

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Date may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.

EXPLANATORY NOTES TO THE AGENDA

2.	Discussion of Dutch statutory board report for the fiscal year ended December 31, 2021 (discussion item)

The Company's statutory board report over the fiscal year 2021 has been made available on the Company's website (http://www.inflarx.com) and at the Company's office address.

3.	Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2021 (voting item)

The Company's annual accounts over the fiscal year 2021 have been made available on the Company's website (http://www.inflarx.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.	Discussion of the Company's dividend and reservation policy (discussion item)

The Company has never paid or declared any cash dividends on its shares, and the Company does not anticipate paying any cash dividends on its shares in the foreseeable future. The Company intends to retain all available funds and any future earnings to fund the development and expansion of its business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the Company's paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company's articles of association. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Board and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Board deems relevant. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

5.	Instruction to Ernst & Young Accountants LLP for the external audit of the Company's annual accounts for the financial year 2022 (voting item)

Under Dutch law, the General Meeting is, in principle, the corporate body authorized to annually appoint the external independent auditor for the audit of the Company's annual accounts. Pursuant to a recommendation by the Company's Audit Committee, it is now proposed to appoint Ernst & Young Accountants LLP as the external independent auditor for the audit of the Company's annual accounts for the financial year 2022.

6.	Release from liability for the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2021 (voting item)

It is proposed that the Company's directors be released from liability for the exercise of their duties during the fiscal year 2021. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's statutory board report or annual accounts over the fiscal year 2021 or in other public disclosures.

7.	Re-appointment of Prof. Niels Riedemann as executive director of the Company (voting item)

The Board has made a binding nomination to re-appoint Prof. Niels Riedemann as an executive director of the Company. Prof. Niels Riedemann is proposed for re-appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2026. Prof. Niels Riedemann will continue to serve as the Company's Chief Executive Officer.

Prof. Riedemann is one of our co founders and has served as our Chief Executive Office since 2007. Prof. Riedemann has over 15 years of experience in the biotech industry and drug development as well as over 20 years of experience in complement immunology research. He founded InflaRx in 2007 and has served as Chief Executive Officer since inception of the company. He has been instrumental in and led numerous private and public financing rounds of the company and has been the responsible lead for its Nasdaq IPO in 2017. He is named inventor on several internationally granted core patents of InflaRx. As physician he has been appointed Vice Director (“Leitender Oberarzt”) of Intensive Care Medicine, and he has led a 50-bed University ICU unit for over 6 years at Friedrich Schiller University, Jena, Germany until 2015. Before that, he received his board certification as General Surgeon upon completion of his surgical fellowship at MHH (Hannover Medical School, Germany) in 2007 where he also received his habilitation (equivalent to Ph.D.) and where he still holds an Adjunct Professorship (APL Professor). He spent three years as postdoctoral research fellow at the University of Michigan, USA until 2003. He received his medical training at Albert Ludwig University (ALU), Freiburg, Germany, and Stanford University, USA and graduated as Dr. med. (equivalent to M.D.) from ALU in 1998. His research has been awarded with several national and international awards. He has received extensive extra-mural funding and published over 60 peer reviewed scientific publications in highly ranked journals. He has served as a member on a Board of Directors and a Scientific Advisory Board of two large scientific governmental funded programs. He currently serves as Co-Chair of the Health Politics working group of Bio-Deutschland and he serves as member of the board of trustees for the German Sepsis Foundation.

8.	Re-appointment of Prof. Renfeng Guo as executive director of the Company (voting item)

The Board has made a binding nomination to re-appoint Prof. Renfeng Guo as an executive director of the Company. Prof. Renfeng Guo is proposed for re-appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2026. Prof. Renfeng Guo will continue to serve as the Company's Chief Scientific Officer.

Professor Guo is one of our co-founders and has served as our Chief Scientific Officer since 2007. Prior to joining us, he served as a faculty member of the University of Michigan since 2001, where he holds a position as Adjunct Research Associate Professor. Professor Guo received his medical degree from Norman Bethune Medical School in China and he did his post-doctoral training in immunology at University of Michigan.

9.	Re-appointment of Mr. Nicolas Fulpius as non-executive director of the Company (voting item)

The Board has made a binding nomination to re-appoint Mr. Nicolas Fulpius as a non-executive director of the Company. Mr. Nicolas Fulpius is proposed for re-appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2026. Mr. Fulpius will continue to serve as the chairman of our Board.

Mr. Fulpius is one of our co-founders and has served as a director and chairman of our Board since 2007. He has served as Chief Executive Officer at Ansam Group since 2020, as Chief Digital Officer for Swisscom Cloud Lab and for Swisscom Schweiz AG since 2015 and is member of the Venture Investment Committee of the Swisscom Venture Funds. Previously he was Chief Executive Officer and Shareholder of Veltigroup SA from 2010 to 2015. Prior to that role, he was a partner and shareholder in Affentrager Associates from 2003 to 2010, Investment Director and shareholder in Ultreia Capital from 2002 to 2006 and an Investment Manager at Lombard Odier from 1998 to 2002 for the Immunology Fund. He has served as member of the board of Romande Energie Holding since 2021, as chairman of the board of Ansam Group Holding SA since 2021 and of Swisscom Digital Technologies from 2016 until 2017 as well as Affentrager Associates AG since 2006 and CIMA Corporate Investment Management Affentrager Holding AG since 2006. He previously served on the boards of Swisscom Digital Technology S.A., Veltigroup and related companies (LANexpert S.A., insentia S.A., ITS Information Technologie Services S.A., epyx S.A.), Selfrag SA, SIRS-Lab GmbH, Dunes Technologies SA among others. He holds an M.S. in Management Science and Engineering from Stanford University and the Swiss equivalent of an MBA from St. Gall University.

10.	Re-appointment of Mr. Richard Brudnick as non-executive director of the Company (voting item)

The Board has made a binding nomination to re-appoint Mr. Richard Brudnick as a non-executive director of the Company. Mr. Richard Brudnick is proposed for re-appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2026.

Mr. Brudnick has been a director on our board since 2019. Mr. Brudnick currently serves as Chief Business Officer for Codiak BioSciences, a leader in the field of exosome therapeutics since June 2018. Prior to joining Codiak, Mr. Brudnick was co-founder and Executive Vice President of Business Development at Bioverativ, Inc., from 2016 until 2018. From 2001 to 2016, Mr. Brudnick held various roles of increasing responsibility at Biogen, Inc. including Senior Vice President of Corporate Development. & StrategyHe serves as member of the board of Tamarix Therapeutics since 2021 and of the NYSE-listed Volition Rx also since 2021. Mr. Brudnick graduated from Massachusetts Institute of Technology with an SB and he also graduated from the Sloan School of Management with an MBA.

11.	Extension of authorization for the Board to issue shares and grant rights to subscribe for shares (voting item)

The General Meeting has authorized the Board, for a period of five years following the 2021 annual general meeting of shareholders held on May 19, 2021 (the "2021 AGM"), to resolve to issue ordinary shares and/or grant rights to subscribe for ordinary shares, in each case up to the Company's authorized share capital included in its articles of association from time to time. It is proposed that this authorization be extended to expire five years following the date of this AGM. If the resolution proposed under this agenda item 11 is passed, the proposed authorization shall replace the currently existing authorization.

12.	Extension of authorization for the Board to limit and exclude pre-emption rights (voting item)

The General Meeting has authorized the Board, for a period of five years following the 2021 AGM, to limit and/or exclude pre-emption rights in relation to an issuance of, or a granting of rights to subscribe for, ordinary shares resolved upon by the Board. It is proposed that this authorization be extended to expire five years following the date of this AGM. If the resolution proposed under this agenda item 12 is passed, the proposed authorization shall replace the currently existing authorization.

13.	Extension of authorization for the Board to acquire shares and depository receipts for shares in the Company's capital (voting item)

The General Meeting has authorized the Board, for a period of 18 months following the 2021 AGM, to resolve for the Company to acquire (i) fully paid-up ordinary shares in the Company's capital (and depository receipts for such ordinary shares), by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the Company's ordinary shares on the Nasdaq Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as at the close of business on the date of the AGM) and/or (ii) fully paid-up preferred shares (and depository receipts for such preferred shares) in the Company's issued share capital, to the extent permitted by applicable law, by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed the nominal value of the preferred shares concerned. It is proposed that this authorization be renewed for a period of, an effectively extended to expire, 18 months following the date of this AGM. If the resolution proposed under this agenda item 13 is passed, the proposed authorization shall replace the currently existing authorization.